UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number: 001-33433

CHINA SUNERGY CO., LTD.

No. 123 Focheng West Road
Jiangning Economic & Technical Development Zone
Nanjing, Jiangsu 211100, People’s Republic of China
(86 25) 5276 6688
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☐          Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-         N/A

SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Sunergy Co., Ltd.

By:	/s/ Siegfried Yi Chou Hsu
Name:	Siegfried Yi Chou Hsu
Title:	Chief Financial Officer

Date: March 16, 2010

Exhibit Index

Exhibit No.	Description
99.1	Press release regarding appointment of Zhifang Cai as CEO
99.2	Press release regarding acquisition of SST& NJ
99.3	Description of agreements relating to the acquisition of SST& NJ